December 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director

Re:	Reata Pharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-214915) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Reata Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-214915, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on December 6, 2016.

At this time, due to unfavorable market conditions, the Company has determined not to proceed with the offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact Robert L. Kimball of Vinson & Elkins L.L.P. by telephone at (214) 220-7860 or by fax at (214) 999-7860. Thank you for your attention to this matter.

Reata Pharmaceuticals, Inc.

2801 Gateway Dr., #150

Irving, Texas 75063

972.865.2218 FAX 800.618.6467

www.reatapharma.com

Sincerely,

REATA PHARMACEUTICALS, INC.

By:	/s/ J. Warren Huff
J. Warren Huff
President and Chief Executive Officer

cc:	Robert L. Kimball, Vinson & Elkins L.L.P.